September 4, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	XBiotech Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
File No. 001-37347

To Whom It May Concern:

Pursuant to a letter receveid from the SEC Division of Corporation Finance dated August 6, 2018, please be advised that we amended Forms 10-K and 10-Q that include; Exhibit 31 certifications as stipulated in Item601(b)(31) of Regulation S-K, full Item 9A disclosure for Form 10-K, Item 4 disclosure for Form 10-Q and financial statements to comply with Regulation S-K C&DI 246.13.

Best Regards,

John Simard

President & CEO

XBiotech Inc.